Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2008

FIXED CHARGES:
Interest Expense	$44,698
Amortization of Debt Premium, Discount and Expense	401
Interest Component of Rentals	1,288

Total Fixed Charges	$46,387

EARNINGS:
Net Income before Dividends on Preferred Stock	$97,798
Add:
Income Taxes	58,644
Total Fixed Charges	46,387

Total Earnings	$202,829

Ratio of Earnings to Fixed Charges	4.4